UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 19.5%

FOR JULY 2007

Guadalajara, Jalisco, Mexico – August 8, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“The Company” or “GAP”) today announced terminal passenger traffic figures for the month of July 2007 compared to traffic figures for July 2006.

During July 2007, total terminal passengers increased 19.5% compared to July 2006, driven by domestic passenger traffic, which grew 34.3%.

Compared to July 2006, domestic terminal passenger traffic registered a net increase of 412.6 thousand passengers, driven by passenger traffic at the Company’s twelve airports. It is worth noting the passenger growth at the airports of Guadalajara, with 131.9 thousand additional passengers; Tijuana with 116.4 thousand additional passengers; Hermosillo with 32.5 thousand additional passengers; Los Cabos with 28.1 thousand additional passengers; Puerto Vallarta with 22.8 thousand additional passengers and La Paz with 21.7 thousand additional passengers. These airports represented 85.6% of the total domestic passenger increase. The increases continue to be largely attributable to the routes operated by low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar, in addition to the recovery of the routes in 2007 that were suspended in 2006 due to the suspension of Aerocalifornia’s operations.

International terminal passenger traffic declined 4.4% with respect to July 2006, representing a decrease of 33.0 thousand passengers, despite increases at the airports of La Paz, with 3.9 thousand additional passengers; Manzanillo with 2.0 thousand additional passengers and Tijuana with 1.1 thousand additional passengers. These increases were offset by declines at the airports of Los Cabos, with 20.2 thousand passengers; Morelia, with 8.9 thousand passengers; Puerto Vallarta, with 8.4 thousand passenger and Aguascalientes, with 3.2 thousand passengers.

Decreases in international passenger traffic at the airports of Guadalajara, Aguascalientes and Morelia were possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California. It is worth mentioning that Copa Airlines commenced operations to and from Guadalajara airport in July 2007. This is the first route to Central America from any of the Company’s airports.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

The decrease in international passenger traffic at the Los Cabos and Puerto Vallarta airports in July 2007 compared to July 2006 was due to the effects of Hurricane Wilma, which caused damage to airports and destinations along Mexico’s Gulf Coast at the end of 2005.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Passenger Traffic Report July	Page 2 of 4

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of July 2007, the weekly schedule of flights operated by LCC’s increased by 139 weekly segments compared to June 2007. As a result, GAP’s airports currently have a total of 972 segments, totaling 56 routes operated by LCC’s.

During July 2007, a total of 641.6 thousand passengers were transported by LCC’s (Interjet, Avolar, Volaris, Alma, Click and VivaAerobus), representing 39.7% of domestic passenger traffic for this month.

Currently, LCC’s operate at all of the Company’s twelve airports with the initiation of operations by Click at the Manzanillo Airport and Alma at the Aguascalientes Airport.

*****

GAP Passenger Traffic Report July	Page 3 of 4

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report July	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: August 9, 2007